CANADIAN ZINC CORPORATION

Computershare 9th floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Holder Account Number
Security Class

Voting Instruction Form ("VIF") - Annual General Meeting to be held on June 17, 2008

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1.
We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.
We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.
If you wish to attend the meeting in person or appoint some other person or company who need not be a shareholder, to attend and act on your behalf at the meeting please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4.
This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6.
When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.
This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.
Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail.  Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by   Management including any cut-off time for receipt.

9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12.	This VIF should be read in conjunction with the accompanying documentation provided by Management.

VIFs submitted must be received by 10:00 am on June 13, 2008.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone Call the number listed BELOW from a Touch tone telephone 1 866 734-VOTE (8683) Toll Free	To Vote Using the Internet Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

 Appointee(s)

I/We, being holder(s) of Canadian Zinc Corporation (the
"Company") hereby appoint: John F. Kearney, a Director of the Company, or failing him, Alan Taylor, a Director of the Company, or failing him, John MacPherson, a Director of the Company,	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Canadian Zinc Corporation to be held at 650 West Georgia Street, 30th floor, Vancouver, British Columbia, on June 17, 2008 at 10:00 a.m., Vancouver time, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT  OVER THE BOXES.

1. Election of Directors
01.John F. Kearney 04. Alan C. Savage	For ☐ ☐	Withhold ☐ ☐	02. Alan B. Taylor 05. David Nickerson	For ☐ ☐	Withhold ☐ ☐	03. John MacPherson 06. Brian Atkins	For ☐ ☐	Withhold ☐ ☐

	For	Withhold
2. Appointment of Auditor Appointment of Ernst & Young LLP as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration.	☐	☐

	For	Withhold
3. Transact Other Business To transact such further or other business as may properly come before the Meeting and any adjournments thereof	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)	Date
DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 4 3 1 5 1	A R 1	C Z N Q